Exhibit 99.1

ALTAGAS LTD. TO ISSUE FIRST QUARTER 2020 RESULTS ON APRIL 30, 2020 AND TO HOLD VIRTUAL ANNUAL MEETING OF SHAREHOLDERS ON MAY 1, 2020

Calgary, Alberta (April 8, 2020)

AltaGas Ltd. (“AltaGas”) (TSX:  ALA) will release its 2020 first quarter financial results on Thursday April 30, 2020 before markets open. A conference call and webcast will be held the same day to discuss the financial results and other corporate developments.

Time:	8:00 a.m. MT (10:00 a.m. ET)
Dial-in:	1-647-427-7450 or toll free at 1-888-231-8191
Webcast:	https://www.altagas.ca/invest/events-and-presentations

Shortly after the conclusion of the first quarter call, a replay will be available commencing at 11:00 a.m. MT (1:00 p.m. ET) on April 30, 2020 by dialing 403-451-9481 or toll free 1-855-859-2056. The passcode is 5167696. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on May 7, 2020.

AltaGas will hold its Annual Meeting of Shareholders on Friday May 1, 2020 in virtual only format.

AltaGas is committed to doing its part in protecting the health and safety of our communities, employees, shareholders, and other stakeholders.  To help contain the spread of the COVID-19 virus, this year’s Annual Meeting of Shareholders will be held in a virtual only format via live audio webcast at the link below.

Time:	1:00 p.m. MT (3:00 p.m. ET)
Webcast:	https://web.lumiagm.com/190340102

Registered shareholders and duly appointed proxyholders will be able to ask questions and vote online. Detailed instructions can be found on AltaGas’ website at www.altagas.ca/invest/share-information/noticeandaccess and in AltaGas’ 2020 management information circular dated March 12, 2020.

Voting in advance of the Annual Meeting of Shareholders by proxy or voting instruction form continues to be an option that the vast majority of our shareholders have chosen to use in the past.  AltaGas encourages shareholders to continue to use the advance voting methods outlined in AltaGas’ 2020 management information circular and to vote well in advance of the deadlines outlined in your proxy or voting instruction form.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting of Shareholders as guests but will not be able to vote or ask questions at the meeting.

Shareholders who have questions or have not received their proxy or voting instruction form should contact AltaGas’ Proxy Solicitation Agent:

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Outside North America: 416-304-0211

Email: assistance@laurelhill.com

AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit:  www.altagas.ca

Investment Community 1-877-691-7199 investor.relations@altagas.ca	Media 1-403-312-0294 media.relations@altagas.ca

This news release contains forward-looking statements. When used in this news release, the word “will”, “continue”, “deadline” and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, timing of release of financial results, conference call and webcast, replay and archiving, date of the Annual Meeting and voting deadlines. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, COVID-19 implications, regulatory guidelines, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.